Exhibit 99.1

CNEY Reports Its Audited Financial Results for Fiscal Year 2022

LISHUI, China, January 27, 2023 /PRNewswire/ -- CN Energy Group. Inc. (NASDAQ: CNEY) today reported to the public its audited annual financial statements for the fiscal year ended September 30, 2022 (FY2022). It is worthwhile to note that, while facing macroeconomic challenges and supply chain uncertainties caused by the COVID-19 pandemic, CNEY succeeded in more than doubling its total sales revenues, which increased from approximately $19.8 million in FY2021 to approximately $40.2 million in FY2022. Consequently, CNEY’s net income increased by 72% from approximately $1.3 million in FY2021 to approximately $2.2 million in FY2022, pushing the earnings per share up from $0.02 in FY2021 to $0.10 in FY2022. CNEY’s expenditure on R&D increased by 167.8% from approximately $0.39 million in FY2021 to approximately $1.0 million in FY2022. Meanwhile, total assets grew by 37.7% from approximately $69.0 million in FY2021 to approximately $94.9 million in FY2022. CNEY’s total shareholders’ equity helps to maintain an equity-to-asset ratio of 67.2%. Furthermore, CNEY’s cash holdings have risen to approximately $18.0 million at the end of FY2022.

Dr. Kangbin Zheng, CNEY’s Chief Executive Officer, commented, "All of us have worked very diligently and productively under a relatively harsh business environment. It is indeed a pleasure to share our positive financial outcomes achieved in FY2022. We are sincerely grateful to our clients, shareholders and business partners for their invaluable support and will continue to make great efforts to accelerate our strategic transformation and competitiveness enhancement. We have consolidated our market positions, especially in the food processing and pharmaceutical industries, solidified our bases toward globalization and modernized our production processes with innovative technologies. Based on what has been accomplished so far, we are confident than we can become more efficient and effective on both domestic and international markets and hope deliver better performances in the near future.”

About CN Energy Group. Inc.

CN Energy Group. Inc. is currently listed on NASDAQ under the symbol of CNEY. With patented proprietary bioengineering and physiochemical technologies, CNEY has pioneered and specialized in producing high-quality recyclable activated carbon and renewable energy from abandoned forest and agricultural residues, converting harmful wastes into invaluable wealth and delivering significant financial, economic, environmental, and ecologic benefits. CENY’s products and services have been widely used by food and beverage producers, industrial and pharmaceutical manufacturers, as well as environmental protection enterprises. For more information, please visit the Company's website at www.cneny.com.

Forward-Looking Statements

Certain statements, other than statements of historical facts, made in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including the further spread of the COVID-19 virus or new variants thereof, or the occurrence of another wave of cases and the impact it may have on the Company's operations and the demand for the Company's products, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial conditions, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to refer to its filings with SEC, including without limitation, Company's registration statements and other filings with the SEC that set forth certain risks and uncertainties that may have an impact on future results and directions of the Company.

SOURCE: CN Energy Group. Inc.

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